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                                                                   OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)1

                               The Scotts Company
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Shares, without par value
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  810 186 106
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 James Hagedorn
                          800 Port Washington Boulevard
                            Port Washington, NY 11050
                                 (516) 883-6550

                                 with a copy to:

                               Richard L. Goldberg
                               Proskauer Rose LLP
                                  1585 Broadway
                               New York, NY 10036
- -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 October 4, 1999
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810 186 106                  SCHEDULE 13D           Page 2 of 6 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS

     Hagedorn Partnership, L.P.

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: EIN 11-3265232
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*: 00


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         13,067,578

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         12,802,989

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    264,589

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,067,578
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*: PN


________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     By this Amendment No. 2, Hagedorn Partnership, L.P. (the "Partnership") further amends and supplements its Statement on Schedule 13D, as heretofore amended (the "Schedule 13D"), filed with respect to the common shares, without par value (the "Shares"), of The Scotts Company, an Ohio corporation ("Scotts"). Capitalized terms not otherwise defined have the meanings set forth in the
Schedule 13D.

Item 1. Security of Issuer

     The current address of the principal executive officers of Scotts is 41 South High Street, Suite 3500, Columbus, Ohio 43215.

Item 2. Identity and Background

     (a)-(c) Attached as Schedule I to this Amendment No. 2 is updated information as to the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each General Partner.

Item 3. Source and Amount of Funds or Other Consideration

     Pursuant to the First Amendment to the Amended and Restated Agreement and Plan of Merger, dated as of October 1, 1999 (the "First Amendment"), by and among Scotts, Scotts' Miracle-Gro Products, Inc., Miracle-Gro Lawn Products Inc., Miracle-Gro Products Limited, the Partnership, Community Funds, Inc., Horace Hagedorn, John Kenlon, and the General Partners ("First Amendment"), the Partnership converted all of the 187,523 shares of Preferred Stock owned by the Partnership into 9,869,631 Shares in accordance with the terms of the Preferred Stock and without any cash payment by the Partnership.

     The Partnership also received from Scotts (in addition to the regular quarterly cash dividend on the Preferred Stock for the quarter ended September 30, 1999) a cash payment of $6,250,766.67, representing the aggregate amount of the dividends that would have accrued and been payable on the Partnership's 187,523 shares of Preferred Stock with respect to the period from October 1999 through May 2000, the first month during which the Preferred Stock would have become redeemable by Scotts. The other holders of the Preferred Stock, John Kenlon and Horace Hagedorn, also converted their shares of Preferred Stock and received cash payments in lieu of dividends pursuant to the First Amendment.

     Under the First Amendment, all of the provisions of the Merger Agreement described in the Schedule 13D in response to Item 6 relating to the acquisition, voting and disposition of securities of Scotts by the Partnership and the other Miracle-Gro Shareholders, the right of the Miracle-Gro Shareholders to designate three members of the Scotts Board of Directors, and the need for approval by the Miracle-Gro shareholders for certain stock issuances or acquisitions by Scotts, were terminated as of October 1, 1999, except the restriction upon the acquisition by the Miracle-Gro Shareholders of more than 49% of the total voting power of the outstanding Voting Stock. The provisions that terminated as of October 1, 1999 would otherwise have terminated on May 19, 2000, the fifth anniversary of the consummation of the Merger Agreement.

Item 4. Purpose of the Transaction

     The Partnership agreed to enter into the First Amendment and consummate the transactions contemplated thereby because it believed that the conversion of the outstanding shares of Preferred Stock into Shares on the terms provided for in the First Amendment was in the best interests of Scotts, the Partnership and the other shareholders of Scotts. Neither the Partnership nor the General Partners have any plans or proposals that relate to or would result in any of the consequences set forth in Items 4(a)-(j) of Schedule 13D. The Partnership intends to review continuously its position in Scotts, and may, at any time, depending upon its evaluation of Scotts' business and prospects, other developments concerning Scotts (including, without limitation, any future repurchases of Shares by Scotts), general economic conditions, stock market conditions and the financial needs and objectives of the Partnership, increase or decrease its holdings of Scotts securities or dispose of such holdings in their entirety, whether in transactions in the open market or otherwise, or otherwise act with respect to Scotts.

Item 5. Interest in Securities of the Issuer

     (a) As a result of the conversion of the outstanding shares of Preferred Stock pursuant to the First Amendment, the Partnership owns 9,869,631 Shares and holds Warrants to purchase an additional 2,933,358 Shares. The Partnership also has the right to vote, and a right of first refusal with respect to, the 197,947 Shares and the Warrants to purchase 66,642 Shares owned by Mr. Kenlon and his children. In the aggregate, the outstanding Shares held by the Partnership and Mr. Kenlon and the aggregate number of Warrants held by the Partnership, Mr. Kenlon and his children represent approximately 41.6% of the outstanding Shares, calculated in accordance with Rule 13d-3 based on the 18,357,302 Shares reported as being outstanding in Scotts' Quarterly Report on Form 10-Q in the fiscal quarter ended July 3, 1999. Except to the extent they may be deemed to have beneficial ownership of the Scotts securities owned by the Partnership, none of the General Partners beneficially owns any Scotts securities other than James Hagedorn, who owns 3,370 Shares beneficially and of record, holds options to purchase an additional 150,000 Shares that are either currently exercisable or will become exercisable within 60 days, and has 8,074.073 Shares credited to his account, as of September 30, 1999, under The Scotts Company Retirement Savings Plan (the "401(k) Plan").

     (b) The Partnership has the sole power to vote all of the Scotts securities held by it and by Mr. Kenlon and his children. The Partnership has sole dispositive power with respect to the Scotts securities held by it, and, by virtue of its right of first refusal, may be deemed to have shared dispositive power with respect to the Scotts securities held by Mr. Kenlon and his children. James Hagedorn has sole voting and dispositive power with respect to the Scotts securities described in the preceeding paragraph as being owned by him, subject, with respect to the 8,074.073 Shares credited to his account under the 401(k) Plan, to the terms of such Plan.

     (c) The Partnership converted 3,135 shares of Preferred Stock into 164,995 Shares on August 30, 1999, and sold such Shares on August 31, 1999 in accordance with Rule 144 promulgated under the Securities Act of 1933. The net proceeds per Share to the Partnership from such sale was $38.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See the response to Items 2, 3 and 5 set forth in this Amendment No. 2.

Item 7. Material to Be Filed as Exhibits

     The  following  additional  exhibit is added as Exhibit (c) to the Schedule
13D:

     Exhibit (c)    First  Amendment to Amended and Restated  Agreement and Plan
                    of Merger, made and entered into as of October 1, 1999, by and among The Scotts Company, Scotts' Miracle-Gro Products,
                    Inc.,  Miracle-Gro Lawn Products Inc.,  Miracle-Gro Products
                    Limited, Hagedorn Partnership,  L.P., Community Funds, Inc.,
                    Horace Hagedorn, John Kenlon, and James Hagedorn,  Katherine
                    Hagedorn Littlefield,  Paul Hagedorn, Peter Hagedorn, Robert
                    Hagedorn and Susan Hagedorn (Incorporated by reference to Exhibit 2 to The Scotts Company's Current Report on Form 8-K dated October 4, 1999).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 29, 1999                          HAGEDORN PARTNERSHIP, L.P.


                                          By: /s/ Katherine Hagedorn Littlefield
                                              ----------------------------------
                                              Name:
                                              Title:  General Partner

                                   Schedule I


General Partners of
Hagedorn Partnership, L.P.

     The name, business address, present principal occupation or employment, and the name, principal business (other than in the case of The Scotts Company) and address of any corporation or other organization in which such employment is conducted, of each general partner of the Partnership is set forth below. If no address is given, the address is 800 Port Washington Boulevard, Port Washington, New York 11050.

                                            Present Principal Occupation
                                            or Employment and
Name                                        Business Address
- ------------------------                    --------------------------------
James Hagedorn                              President, Scotts North America
                                            The Scotts Company

Katherine Hagedorn Littlefield              Private Investor

Paul Hagedorn                               Creative Consultant,
                                            The Scotts Company
                                            14111 Scottslawn Road
                                            Marysville, OH 43041

Peter Hagedorn                              Private Investor

Robert Hagedorn                             Private Investor

Susan Hagedorn, Ph.D.                       Professor of Nursing,
                                            University of Colorado Hospital
                                            (School of Nursing)
                                            Box C-288
                                            4200 East 9th Avenue
                                            Denver, CO 80262